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                                                                                       OMB APPROVAL
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                                                                       OMB Number:                        3235-0145
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                      Rawlings Sporting Goods Company, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    754459105
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                                 (CUSIP Number)

                                 Daniel Gilbert
                              20555 Victor Parkway
                             Livonia, Michigan 48152
                                 (734) 805-7575
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 15, 2002
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



                               Page 1 of 9 pages
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1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).................................Daniel Gilbert

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2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)....................................................................................................|_|
         (b)....................................................................................................|_|

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3.       SEC Use Only..............................................................................................

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4.       Source of Funds (See Instructions)......................................................................PF

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5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)....................|_|

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6.       Citizenship or Place of Organization..............................................United States of America

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                           7.       Sole Voting Power.....................................................1,208,600
Number of
Shares Bene-               ----------------------------------------------------------------------------------------
ficially                   8.       Shared Voting Power...........................................................0
Owned by Each
Reporting                  ----------------------------------------------------------------------------------------
Person With:      9.       Sole Dispositive Power.........................................................1,208,600

                           ----------------------------------------------------------------------------------------
                           10.      Shared Dispositive Power......................................................0

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person.....................................1,208,600

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)...................|_|

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13.      Percent of Class Represented by Amount in Row (11)...................................................14.9%

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14.      Type of Reporting Person (See Instructions).............................................................IN

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                               Page 2 of 9 pages
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         The following constitutes Amendment No. 8 ("Amendment No. 8") to the
Schedule 13D originally filed by Daniel Gilbert (the "Reporting Person") on January 30, 2002, as amended to date (the "Schedule 13D"). This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

         Item 4 of Schedule 13D is hereby amended to add the following:

ITEM 4. PURPOSE OF TRANSACTION.

         On December 15, 2002, the Reporting Person sent a letter to the Chief Executive Officer of Rawlings (a copy of which is attached as Exhibit 99.4), with a copy to Rawlings' directors. In order to protect his substantial investment in Rawlings in light of Rawlings' Board's consideration of what the Reporting Person believes is a risky stock-for-stock transaction with K2 Inc. and based on his due diligence review to date, the Reporting Person increased his offer to acquire Rawlings to $8.50 per share in cash. The transaction would be structured as a tender offer followed by a back-end merger in order to allow Rawlings' shareholders to receive their cash consideration as soon as possible and with no undue market risk. Although his due diligence review to date has been limited, rushed by Rawlings and disappointing, the Reporting Person removed his due diligence condition at this valuation in order to move forward with the transaction. The offer represents a premium of 47% over the average closing price of Rawlings' stock for the twenty trading days ending November 26, 2002, the day before Rawlings' November 27, 2002 announcement that it was considering a transaction.

         The letter also outlines the specific improvements the Reporting Person believes are necessary to reverse Rawlings' revenue decline, many of which will require the investment of significant time and capital. The Reporting Person also indicated in the letter that he is concerned that the contemplated merger with K2 Inc. will do nothing to effect the necessary improvements and may exacerbate existing problems. The Reporting Person's specific concerns about K2 Inc. include (1) its highly leveraged balance sheet, with limited ability to arrange debt financing from other sources, (2) its recent management changes,
(3) its risky operating strategy, including an aggressive consolidation or roll-up strategy, and the resulting potential dilution to Rawlings shareholders,
(4) its limited revenue growth since 1997, and (5) its poor operating margins. He also expressed concern about shareholders receiving such a speculative stock in exchange for their investment in Rawlings and his belief that the "premium" Rawlings is promising Rawlings shareholders in the stock-for-stock transaction will be illusory. The letter states the Reporting Person's intention to vote against any such deal with K2 regardless of the performance of its stock in the near term.

         The Reporting Person's proposal is subject only to the negotiation and execution of a definitive agreement containing customary representations, warranties, covenants and conditions. The conditions would include (1) customary conditions regarding the accuracy of representations and warranties, compliance with covenants, required regulatory approvals (including clearance under the Hart-Scott-Rodino Act) and no material adverse change, (2) a condition that Rawlings' contract with Major League Baseball and the GE debt facility remain in place following the change in control, and (3) a condition that Rawlings remove its newly-adopted poison pill. The Reporting Person would also expect the definitive agreement to provide for a break-up fee equal to 3% of the overall transaction value.


                               Page 3 of 9 pages
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         Subject to market conditions and other factors that the Reporting
Person may deem material to his investment decisions, the Reporting Person may, from time to time, acquire additional shares of Common Stock, or rights to purchase shares of Common Stock in the open market, by tender offer, in privately negotiated transactions or otherwise, depending upon the price and availability of such shares or rights. The Reporting Person intends to review on a continuing basis various factors relating to his investment in Rawlings, including Rawlings's business and prospects, the price and availability of Rawlings's securities, subsequent developments affecting Rawlings, other investment and business opportunities available to the Reporting Person, his general investment and trading policies, market conditions or other factors. Based on these factors, the Reporting Person may determine to dispose of some or all of his Common Stock, periodically, by public or private sale (registered or unregistered and with or without the simultaneous sale of newly-issued Common Stock by Rawlings), gift, pledge, expiration of options or otherwise, including, without limitation, sales of Common Stock by the Reporting Person pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise. The Reporting Person reserves the right not to acquire Common Stock or not to dispose of all or part of such Common Stock if he determines such acquisition or disposal is not in his best interests at that time.

         Other than as described above, the Reporting Person does not have any current plans or proposals which relate to, or would result in, (a) any acquisition or disposition by him of securities of Rawlings, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Rawlings or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of Rawlings or any of its subsidiaries,
(d) any change in the present Board of Directors or management of Rawlings, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (e) any material change in Rawlings's present capitalization or dividend policy, (f) any other material change in Rawlings's business or corporate structure, (g) any changes in Rawlings's Certificate of Incorporation or Bylaws or other actions which may impede the acquisition of control of Rawlings by any person, (h) causing a class of securities of Rawlings to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of Rawlings's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         99.1 Form of UBS PaineWebber Inc. Client Agreement, incorporated by reference to Exhibit 99.1 to the Reporting Person's Schedule 13D with respect to the Common Stock, filed on February 1, 2002.



                               Page 4 of 9 pages
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         99.2     Form of Goldman, Sachs & Co. Individual Account Agreement,
                  incorporated by reference to Exhibit 99.2 to Amendment No. 4 to the Reporting Person's Schedule 13D with respect to the Common Stock, filed on July 22, 2002.

         99.3 Letter, dated December 3, 2002, from the Reporting Person to Stephen M. O'Hara, Chairman of the Board and Chief Executive Officer of Rawlings, incorporated by reference to Exhibit 99.3 to Amendment No. 7 to the Reporting Person's Schedule 13D with respect to the Common Stock, filed on December 3, 2002.

         99.4 Letter, dated December 15, 2002, from the Reporting Person to Stephen M. O'Hara, Chairman of the Board and Chief Executive Officer of Rawlings.


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 16, 2002                  /s/ DANIEL GILBERT
                                           -------------------------------------
                                           Daniel Gilbert



                               Page 5 of 9 pages
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                                  EXHIBIT INDEX

Exhibit Number and Description

99.1 Form of UBS PaineWebber Inc. Client Agreement, incorporated by reference to Exhibit 99.1 to the Reporting Person's Schedule 13D with respect to the Common Stock, filed on February 1, 2002.

99.2 Form of Goldman, Sachs & Co. Individual Account Agreement, incorporated by reference to Exhibit 99.2 to Amendment No. 4 to the Reporting Person's Schedule 13D with respect to the Common Stock, filed on July 22, 2002.

99.3 Letter, dated December 3, 2002, from the Reporting Person to Stephen M. O'Hara, Chairman of the Board and Chief Executive Officer of Rawlings, incorporated by reference to Exhibit 99.3 to Amendment No. 7 to the Reporting Person's Schedule 13D with respect to the Common Stock, filed on December 3, 2002.

99.4     Letter, dated December 15, 2002, from the Reporting Person to Stephen
         M. O'Hara, Chairman of the Board and Chief Executive Officer of
         Rawlings.











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